SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)

                                  CILCORP Inc.
                                (Name of issuer)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                   171 794 100
                                 (CUSIP number)

                            William R. Luraschi, Esq.
                               The AES Corporation
                             1001 North 19th Street
                               Arlington, VA 22209
                                 (703) 522-1315
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 18, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                         (Continued on following pages)
                              (Page 1 of 11 Pages)

CUSIP NO. 171 794 100                  13D                    PAGE 2 OF 11 PAGES
--------------------------------------------------------------------------------

     1    NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               The AES Corporation
               54-1163725

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP*
          [ ] (a)
          [ ] (b)

     3    SEC USE ONLY

     4    SOURCES OF FUNDS*
          OO

     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                [ ]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION         Delaware

                    7    SOLE VOTING POWER             13,625,680**
  NUMBER OF
   SHARES           8    SHARED VOTING POWER           -0-
BENEFICIALLY
OWNED BY EACH       9    SOLE DISPOSITIVE POWER        13,625,680**
  REPORTING
 PERSON WITH        10   SHARED DISPOSITIVE POWER      -0-

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          13,625,680**

     12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          100%

     14   TYPE OF REPORTING PERSON*    HC, CO

---------------
*    SEE INSTRUCTIONS BEFORE FILLING OUT!
**   Following consummation of the merger transaction described in Item 4 below, there were 1,000 shares of CILCORP common stock outstanding, all of which are owned by AES.

                                  SCHEDULE 13D

ITEM 1.   SECURITY AND ISSUER.

          This statement relates to the common stock, no par value (the "Common Stock"), of CILCORP Inc., an Illinois corporation ("CILCORP"). The address of the principal executive offices of CILCORP is 300 Hamilton Boulevard, Suite 300, Peoria, Illinois 61602.

ITEM 2.   IDENTITY AND BACKGROUND.

          This statement is filed on behalf of The AES Corporation, a Delaware corporation ("AES"). AES is a global power company committed to serving the world's need for electricity in a socially responsible way. The address of the principal business and principal office of AES is 1001 North 19th Street, Arlington, Virginia 22209.

          Set forth on Annex A hereto is a schedule setting forth the information required by General Instruction C to Schedule 13D with respect to the executive officers and directors of AES. Annex A is incorporated by reference into this Item 2 and elsewhere in this Statement as applicable.

          During the past five years, AES has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(b) a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          See Item 4.

ITEM 4.   PURPOSE OF TRANSACTION.

          On October 18, 1999, AES completed its acquisition of CILCORP through a merger transaction in accordance with the Agreement and Plan of Merger dated as of November 22, 1998, among AES, CILCORP and Midwest Energy, Inc., an Illinois corporation and a wholly-owned subsidiary of AES, as amended by the First Amendment to the Agreement and Plan of Merger, dated as of October 14, 1999, among The AES Corporation, CILCORP Inc. and Midwest Energy, Inc. (as so amended, the "Merger Agreement"). Pursuant to the Merger Agreement, Midwest Energy merged with and into CILCORP (the "Merger") and CILCORP survived the Merger as a wholly-owned subsidiary of AES.

          At the effective time of the Merger, each of the outstanding 13,625,680 shares of Common Stock was converted into the right to receive $65 in cash, for an aggregate purchase price of $885,669,200. Following the merger, AES owns all of the capital stock of CILCORP, of which there are 1,000 shares of Common Stock outstanding. The aggregate purchase price and the other merger-related expenses were financed through a $463 million equity contribution from AES to Midwest Energy and a $475 million private placement by Midwest Energy of senior notes and senior bonds that occurred simultaneously with the effectiveness of the merger. A portion of the equity contribution was obtained by AES through a public offering of its common stock on October 14, 1999.

          All of the members of the CILCORP Board of Directors resigned effective upon consummation of the Merger and were replaced by three directors designated by AES. Following the Merger, the CILCORP common stock is being delisted by the New York Stock Exchange and will become eligible for termination of registration under Section 12 of the Securities Exchange Act of 1934, as amended.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) In the Merger, AES acquired all of the 13,625,680 outstanding shares of Common Stock. After giving effect to the Merger, there are 1,000 shares of Common Stock outstanding, all of which are beneficially owned by AES.

          (b) AES has sole power to vote and dispose of all of the shares of Common Stock. There are no shares of Common Stock with respect to which AES has shared power to vote or direct the vote, or shared power to dispose or direct the disposition.

          (c) Except as disclosed in Item 4, there have been no transactions in the CILCORP common stock that were effected during the past sixty days by AES.

          (d)-(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          See Item 4.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          The exhibits included as part of this Schedule 13D are those listed in the Index of Exhibits attached hereto.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  October 28, 1999
                                        ----------------------------------------
                                        DATE


                                        /s/  William R. Luraschi
                                        ----------------------------------------
                                        Signature



                                        ----------------------------------------
                                        William R. Luraschi
                                        General Counsel

                                        THE AES CORPORATION

ANNEX A

                     Directors and Executive Officers of AES

          Set forth below are the name, business address, present principal occupation or employment of each director and executive officer of AES. Each of the persons listed below is a U.S. citizen. Unless otherwise indicated below, the business address of each director and executive officer is 1001 North 19th Street Arlington, VA 22209. To the best of AES's knowledge, none of the persons listed below (a) during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or is a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws; (b) has sole or shared voting or sole or shared dispositive power over any CILCORP Common Stock; (c) has any contracts, arrangements, understandings or relationships with respect to the CILCORP Common Stock or any other securities of CILCORP; or (d) has engaged in any transactions involving the CILCORP Common Stock in the past 60 days prior to the date hereof.

Name                          Present Principal Occupation or Employment
----                          ------------------------------------------

Roger W. Sant                 Mr. Sant is the Chairman of the Board and a
                              director of AES. He is also a director of several other organizations.

Dennis W. Bakke               Mr. Bakke is a director and the President and
                              Chief Executive Officer of AES.

Alice F. Emerson              Ms. Emerson is a director of AES.  She is a Senior
                              Advisor at The Andrew W. Mellon Foundation and a
                              director of several other organizations.
                              Business Address:  P.O. Box 206, Siasconset, MA
                              02564

Robert F. Hemphill, Jr.       Mr. Hemphill is a director of AES.  He is the
                              Managing Director of Toucan Ventures Capital
                              Corporation and a director of several other organizations.
                              Business Address:  Toucan Ventures Capital
                              Corporation, 2111 Wilson Blvd., 7th Fl.,
                              Arlington, VA 22201

Frank Jungers                 Mr. Jungers is a director of AES.  He is a
                              consultant to various companies and a director of several other organizations.
                              Business Address:  822 NW Murray, #242, Portland,
                              OR 97229

Name                          Present Principal Occupation or Employment
----                          ------------------------------------------

John H. McArthur              Mr. McArthur is a director of AES.  He is a
                              private business consultant and active investor in various companies, a senior advisor to the president of the World Bank Group and a director of several other organizations.
                              Business Address:  Harvard Business School, Fowler
                              Building, Rm. 31, Soldiers Field, Boston, MA 09163

Hazel R. O'Leary              Ms. O'Leary is a director of AES.  She is a
                              consultant and attorney to a diverse group of domestic and international energy and sustainable development firms, and a director of several other organizations.
                              Business Address: 700 Wisconsin Circle, Chevy
                              Chase, MD 20815

Thomas I. Unterberg           Mr. Unterberg is a director of AES and a Managing
                              Director of C.E. Unterberg, Towbin.
                              Business Address:  C.E. Unterberg, Towbin, Swiss
                              Bank Tower - 10 East 50th St., 22nd Fl., New York,
                              NY 10022

Robert H. Waterman            Mr. Waterman is a director of AES.  He is the
                              Chief Executive Officer of The Waterman Group,
                              Inc.
                              Business Address:  The Waterman Group, Inc.,
                              1777 Borel Place, #410, San Mateo, CA 94402

Barry J. Sharp                Mr. Sharp is a Senior Vice President and the Chief
                              Financial Officer of AES.

Thomas A. Tribone             Mr. Tribone is an Executive Vice President of AES.

John R. Ruggirello            Mr. Ruggirello is a Senior Vice President of AES.

J. Stuart Ryan                Mr. Ryan is a Senior Vice President of AES.

Mark S. Fitzpatrick           Mr. Fitzpatrick is a Senior Vice President of AES.

Kenneth R. Woodcock           Mr. Woodcock is a Senior Vice President of AES.

Paul T. Hanrahan              Mr. Hanrahan is a Senior Vice President of AES.

William R. Luraschi           Mr. Luraschi is a Vice President and the Secretary
                              and General Counsel of AES.

David G. McMillen             Mr. McMillen is a Vice President of AES.

Roger Naill                   Mr. Naill is a Vice President of AES.

Sarah Slusser                 Ms. Slusser is a Vice President of AES.

Paul D. Stinson               Mr. Stinson is a Vice President of AES.

                                INDEX TO EXHIBITS

EXHIBIT NO.                        DESCRIPTION
-----------                        -----------

     1. Agreement and Plan of Merger, dated as of November 22, 1998, among The AES Corporation, CILCORP Inc. and Midwest Energy, Inc. (included in the AES Current Report on Form 8-K filed on November 30, 1998), is hereby incorporated by reference.

     2. First Amendment to the Agreement and Plan of Merger, dated as of October 14, 1999, among The AES Corporation, CILCORP Inc. and Midwest Energy, Inc.